GREAT QUEST
METALS LTD.

82-3116

06014444

June 6, 2006

SUPPL

RECEIVED
2006 JUN 15 P 1:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 6, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

PROCESSED
JUN 1 6 2006
THOMSON FINANCIAL

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

June 6, 2006
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Intersects the Djambaye 2 Gold Zone in Six Consecutive Holes

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the following results from the Company's drill program on the 3,131 m Djambaye 2 gold zone within the Kenieba gold concession, western Mali, West Africa:

Drill Hole	Interval (metres)	Width (metres)	Gold (grams per tonne)
KN 24-06	45.50 - 56.10	10.60	1.45
Including	53.70 - 56.10	2.40	4.12
KN 25-06	31.90 - 33.80	1.90	3.40
KN 26-06	31.00 - 38.30	7.30	1.95
Including	35.90 - 38.30	2.40	4.95
KN 27-06	69.80 - 79.15	9.35	1.06
Including	69.80 - 73.00	3.20	2.57
KN 28-06	28.30 - 38.10	10.30	2.23
Including	28.30 - 30.20	1.90	5.93
KN 29-06	78.40 - 94.50	16.10	3.33
Including	78.40 - 82.50	4.10	11.69
Also Including	79.50 - 80.60	1.10	33.82

All of the above holes, in Phase 2 of the drill program, were drilled south of the southern limit of the 2005 drilling. Phase 2 consists of drilling 14 holes in 6 cross-sections over 4 lengths of 600 m on the Djambaye 2. Hole KN 24-06 is 125 m south of KN 23-06 and drilled to the northwest at -50°; Hole KN 25-06 is 100 m south of KN 24-06 and drilled at -50° to the west, and KN 26-06 is 95 m south of KN 25-06 and drilled to the west at -50°. KN 27-06 was spotted 40 m east of KN 26-06 and drilled under it at -50°. KN 28-06 is 145 m south of KN 26-06 and drilled at -50° to the northwest. KN 29-06 was located 40 m southeast of KN 23-06 and drilled at -50° under it.

Drilling continues. Great Quest plans to commence a mineral reserve study on the Djambaye 2 after the drill program. The Company has intersected the Djambaye 2 gold zone in 32 of 34 holes drilled in 2005, and so far in 2006, over a length of approximately 1,100 metres.

The drill core samples were submitted to Abilab Afrique d'l'Ouest SARL (Abilab) which is located in Bamako, Mali. Most of the samples were assayed by means of fire assay with atomic absorption finish. Where visible gold was seen, the assays were completed through pulp metallic sieve analysis which is a more thorough method that helps to reduce the problems associated with the nugget effect of coarse gold. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President